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                                 PAYDEN & RYGEL
                       333 South Grand Avenue, 32nd Floor
                          Los Angeles, California 90071
                            Telephone (213) 625-1900

                                February 25, 2009

WRITER'S DIRECT
DIAL NUMBER
(213) 830-4255

Securities and Exchange Commission
Attention: Mary Cole
100 "F" Street, N.E.
Washington, D.C. 20549

          Re:  The Payden & Rygel Investment Group
               Post Effective Amendment No. 59 to
               Form N-1A Registration Statement
               File Nos. 811-6625, 33-46973
               CIK No. 0000885709

Dear Ms. Cole:

     Thank you for your comments on our filing in connection with the proposed Payden Corporate Bond Fund. I have discussed your comments with the Fund's portfolio managers, and our responses to those comments are set forth below.

     1. Investment Objective. The Fund's proposed investment objective is as follows: "The Fund seeks to maximize income by investing in a portfolio of investment grade corporate bonds, consistent with the long term preservation of capital." You inquired as to the possible inconsistency between "maximizing income" in the context of investing in corporate bonds. In considering the comment, we agreed with your observation, and further we concluded that the investment objective as stated is too specific, as well.

     As a result, the investment objective will now read: "The Fund seeks a high level of total return that is consistent with the preservation of capital." That puts the appropriate balance in the equation. In addition, there is no need for references to investment in "investment grade corporate bonds" as that is handled in the Principal Investment strategies.

     2. Principal Investment Strategy No. 1: You had inquired what was meant by the term "income producing securities" in the first line of the first bullet point principal investment strategy, which begins: "The Fund invests in debt instruments and other income-producing securities." We agree that this is probably superfluous in the context of the list that follows and of the basic nature of the Fund. As a result, we will rephrase

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Securities and Exchange Commission
February 25, 2009
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the first sentence to read: "The Fund invests in bonds and other similar debt instruments."

     3. Principal Investment Risk No. 3: You indicated that if investing in emerging markets securities was not a principal investment strategy, the reference to it in the third bullet point principal investment risk should be deleted. Investing in such securities will not be a principal investment strategy, and thus we have deleted that sentence from this principal investment risk bullet point.

     4. Possible Additional Principal Investment Risk Disclosure: You indicated that if "U.S. and foreign mortgage-backed and asset-backed debt securities" and "exchange traded funds" were going to be listed in Principal Investment Strategy No. 1, there should also be additional risk disclosure in the Principal Investment Risk list of bullet points.

     I have consulted with the portfolio managers who have advised me that investing in these three types of securities is highly unlikely to be a principal investment strategy of the Fund. Thus, we have deleted them from the list in the first bullet point principal investment strategy, and thus, there will be no additional disclosure in the Principal Investment Risk list. However, there is risk disclosure on each of those three types of securities in the "More About Strategies, Risks and Disclosure of Portfolio Holdings" section of the Prospectus.

     5. Additional Principal Investment Strategy. As a matter of clarification, we have added a new principal investment strategy bullet point after the first principal investment strategy bullet point that will read as follows: 'Under normal market conditions, the Fund invests at least 80% of its total assets in corporate bonds or similar corporate debt instruments."

     6. Trustee Powers of Attorney. You had requested that we file updated Powers of Attorney for the Trustees of The Payden & Rygel Investment Group. As I indicated, I expect to have all of the executed Powers of Attorney by next week, at which point we will file them as an exhibit to a post-effective amendment we will be filing for a new class for one of the funds of The Payden & Rygel Investment Group

     Should you need anything further with respect to this Post-Effective Amendment, please do not hesitate to contact me, at 213-625-1900, or at my direct number, 213-830-4255.

Very truly yours,


/s/ Edward S. Garlock

Edward S. Garlock
Managing Principal and
General Counsel